Exhibit 4.85

English Translation of Chinese Language Document

China Electric Equipment Group Co., Ltd.
Sundex Holdings Limited

and

China Sunergy (Nanjing) Co., Ltd.

Share Transfer Agreement

of

CEEG (Shanghai) Solar Science & Technology  Co., Ltd.

March 15, 2010

Table of Contents

This Share Transfer Agreement (this “Agreement”) is made and entered into on March 15, 2010
BY AND AMONG:

China Electric Equipment Group Co., Ltd. (“CEEG”)
Address: 6 Shuige Road, Jiangning Economic and Technical Development Zone, Nanjing
Legal representative: Lu Tingxiu

Sundex Holdings Limited (“Sundex”)
Address: Unit 1411, 14F, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowllon.
Legal representative: Au Yeung Ming Kit, Joseph

(The above two parties are hereinafter referred to as the “Transferors” collectively)

China Sunergy (Nanjing) Co., Ltd. (the “Transferee”)
Address: 123 Focheng West Road, Jiangning Economic and Technical Development Zone, Nanjing
Legal representative: Lu Tingxiu

The parties in the above are hereinafter referred to as a “Party” individually and the “Parties” collectively.)

WHEREAS:

1.
CEEG (Shanghai) Solar Science & Technology Co., Ltd. is a Sino-foreign limited liability company duly established by the Transferors and validly existing under the PRC Laws, the detailed information of which is set forth in Appendix 1 hereto.

2.	The Transferors are shareholders of the Company and holds 100% shares of the Company jointly.

3.
The Transferors unanimously agree to transfer to the Transferee and the Transferee agrees to acquire from the Transferors the 100% shares held by the Transferors in the Company on the terms and conditions set forth in this Agreement.

NOW THEREFORE, on the basis of equality and mutual benefit and in good faith, the Parties agree as follows through full consultations:

Article 1     Definitions and Interpretations

1.1	Definitions Unless otherwise specified herein, the following terms shall have the meanings ascribed them below:

PRC or China	means the People’s Republic of China, for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan

PRC Laws	means laws, regulations, judicial interpretations and administrative rules officially promulgated by the Chinese legislative authorities at each level and other competent authorities.

Agreement	means this Share Transfer Agreement.

Benchmark Date	means November 30, 2009.

Business	means the business conducted and to be conducted by the Company on or prior to and after the date of the Share Transfer pursuant to this Agreement.

Encumbrances	means mortgage, pledge, lien or other third party’s interests or other rights or claims that may be exercised or filed by third parties.

Share Transfer
means the transfer by the Transferors to the Transferee and the acquisition by the Transferee from the Transferors of the 100% shares held by the Transferors in the Company on the terms and conditions set forth in this Agreement.

Approval Authority	means the original examination and approval authority at the time of establishment of the Company.

AIC	means Shanghai Administration of Industry and Commerce

RMB	means the legal currency of the PRC.

Conditions Precedent	means the conditions precedent to the Second Batch Price payment as specified in Article 4 hereof.

Land	means the land plot No.V-25A in Songjiang District of Shanghai Municipality the land use right of which belongs to the Company.

Completed Projects	means solar cell module production projects having an accumulative capacity of 110MW/year that the Company has completed and put into operation.

Social Insurance	means the pension, medical insurance, work-related insurance, unemployment insurance and maternity insurance prescribed by the PRC Laws.

Leased Properties	means all the properties leased by the Company currently, including plants, offices, employee dormitories and cafeteria.

Working Day	means a day other than Saturday, Sunday or holidays prescribed by the PRC Laws.

1.2	Interpretations

   In this Agreement, unless the context otherwise requires:

(a)
References to articles, sections, subsections, appendices, recitals or preambles are to articles, sections, subsections, appendices, recitals or preambles of or to this Agreement; articles, sections, subsections, appendices, exhibits, recitals or preambles constitute part of this Agreement;

(b)	The table of contents and headings in this Agreement are for convenience only and shall not affect the meaning and interpretation of this Agreement;

(c)	The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(d)
The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)
Terms defined herein, when used in any certificates or other documents made or delivered in accordance with this Agreement, shall have the meanings ascribed to them, unless otherwise specified therein;

(f)
Any Law defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes;

(g)	References to a person shall also include its permitted successors or assigns; and

(h)	The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

1.3
The Appendices form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Appendices.

Article 2     Share Transfer

2.1
Subject to the terms and conditions of this Agreement, the Transferors agree to transfer to the Transferee and the Transferee agrees to accept from the Transferors on the date of this Agreement the entire shares of the Company, together with all the rights, title and interests attaching thereto as at the date hereof (the “Shares”).

2.2
The Transferors hereby acknowledge and warrant that the Shares are free from any Encumbrances, and that the Transferee will obtain all the entire powers and rights attached to the Shares after it fully pays the Second Batch Price Price (as defined below) on the terms and conditions of this Agreement.

Article 3     Share Transfer Purchase Price and Payment

3.1
The Parties have determined that the share transfer price is RMB200 million (the “Share Transfer Price”). The Parties agree that the Share Transfer Price will be paid in cash in accordance with the indication of CEEG.

3.2	The Transferor and Transferee agree that the Share Transfer Price shall be paid according to the followings:

(a)	TheTransferee shall pay the Transferor 20% of the Share Transfer Price, i.e. RMB 40 million within five (5) Working Days of the execution of the Agreement (“First Batch Price”).

(b)
Upon the satisfaction or waiver by the Transferee of all the Conditions Precedent specified in Article 4 hereof, the CEEG representing the Transferors shall deliver to the Transferee originals or certified true copies of letters, certificates, documents and other written materials proving the satisfaction of such Conditions Precedent. The Transferee shall, within three (3) Working Days of its receipt of such documents and materials, issue a written response to CEEG, confirming the satisfaction of the Conditions Precedent or explaining in details the reasons that it believes the non-satisfaction of the Conditions Precedent. On the second day of the date when it confirms in writing the satisfaction of the Conditions Precedent or on the second day of the expiry date of the aforesaid three-day period in case the Transferee fails to respond within such period (the “Second Batch Price Payment Date”), the Transferee shall pay 60% of the Share Transfer Price, i.e. RMB 120 million to the Transferors (“Second Batch Price”).

(c)
On the date of the completion of the change of registration with the AIC and the obtainment of the new business license from the AIC (“Price Pay-off Date”), the transferee shall pay-off the rest Share Transfer Price, i.e. RMB 40 million to the Transferor.

3.3
The Transferors shall deliver all the seals and stamps and other relevant certificates and licenses held by the Company to the Transferee before the payment of the Second Batch Price on the Second Batch Price Payment Date.

3.4	If the Conditions Precedent specified in Article 4 hereof have not been satisfied or waived by May 31, 2010, then by a prior written notice, the Transferee may:

(a)	terminate this Agreement without bearing any liability; or

(b)	make payment according to the adjusted amount, if the Transferors and the Transferee agree to adjust the amount of the Share Transfer Price

Article 4     Conditions Precedent to the Second Batch Price Payment

4.1
The payment by the Transferee to the Transferors of the Second Batch Price shall be conditioned upon the satisfaction of the following conditions, unless all or part of such conditions are waived by the Transferee in writing:

(a)	The approval for changes in shares of foreign-invested enterprises has been issued by the Approval Authority with respect to the Share Transfer;

(b)
No material adverse changes occur to the financial condition, operation, assets, creditor’s rights, liabilities, revenue, prospect or other aspects of the Company, and no material changes occur in the ordinary course of business  of the Company, during the period from the Benchmark Date to the Second Batch Price Payment Date. Without limiting the generality of the foregoing, “material adverse changes” include without limitation the degree of deterioration in the financial condition of the Company is more than 10%or, any adverse change in the status of agreements between the Company and its main clients, and the Company’s loss of business clients which rank the first places based on the amount of annual revenue (same as below);

(c)
The Company has filed an application for postponing the date of commencement of construction on the Land possessed by the Company with the competent land authority and has obtained the consent and approval for such postponement;

(d)	The Company has paid to the competent tax authority the urban and township land use tax payable by it with respect to the Land possessed by it;

(e)
The Company has communicated with the competent authority about the project approval of the Completed Projects and has obtained such authority’s opinion that the Company shall go through supplemental approval formalities or go through filing formalities after it is converted into a domestic company with respect to the Completed Projects;

(f)	The Company has submitted the environmental impact assessment statements of the Completed Projects to the competent environmental protection authority with respect to the Completed Projects;

(g)	The Company has filed applications for safety pre-assessment of the Completed Projects with the competent safety administrative authority;

(h)
With respect to the base and percentage of payment of social insurance contributions adopted by the Company currently, the Company has communicated with the competent administrative department of labor and social security, and the Company has obtained a document issued by such department proving its acceptance of the base and percentage of payment of social insurance contributions adopted by the Company or has paid the difference between the social insurance contributions payable by it and the social insurance contributions paid by it ;

(i)
With respect to the Company’s relying on CEEG in each aspect of its production and operation, the Company and the Transferors will work out a explicit disposal plan (the “Disposal Plan) and a time schedule (the “Time Schedule”) to be later attached as Appendix to this Agreement within fifteen (15) days of the execution of this Agreement in respect of the arrangement of the following issues following the Share Transfer, and the Disposal Plan and the Time Schedule have been approved by the Transferee:

(i)	CEEG provides sales management and financial management services to the Company;

(ii)	The Company shares certain employees with CEEG;

(iii)	It is CEEG, other than the Company itself, who enters into dispatch agreements with the labor dispatch service provider;

(iv)	The insured of part of insurance policies purchased by the Company are CEEG and its subsidiaries; and

(v)	The owner of domain name of the Company’s website is CEEG.

(j)
The Company or the Transferors has performed its obligation to notify the relevant lending banks or has obtained the consent of the relevant lending banks with respect to the Share Transfer, if such notice or consent is required in the loan agreement;

(k)
Each director of the Company has executed a resignation to confirm his/her waiver of all his/her rights and to state that he/she will not make and has not made any claims against the Company in the capacity of director or for other reasons; for the avoidance of doubt, the resignation will become effective upon the application of the registration of the Share Transfer with the AIC;

(l)	The authorized signatory of all the bank accounts of the Company has been changed into the person designated by the Transferee in writing;

(m)	Each representation and warranty made by the Transferors under this Agreement are true, correct, accurate and not-misleading in all material aspects as at the Second Batch Price Payment Date;

(n)	The Transferors have performed and complied with each covenant, undertaking and obligations this Agreement requires them to perform and comply with on or prior to the Second Batch Price Payment Date;

(o)
Sundex or the Transferee has obtained the tax payment opinion (if necessary) from the relevant tax authority and completed relevant foreign exchange approval formalities with respect to overseas payment of the Share Transfer Price (if necessary); and

(p)	The Transferee has completed the financial, legal and business due diligence exercise of the Company.

4.2
For the avoidance of doubt, in order to prove the satisfaction of the Conditions Precedent specified in Articles 4.1 (m) and (n), the Transferors shall submit a written confirmation to the Transferee, stating that (1) the representations and warranties specified in Article 6 hereof and Appendix 2 hereto are true, accurate and complete in all aspects as of the Second Batch Price Payment Date; (2) the undertakings and obligations contained herein have been complied with by the Transferors in all aspects during the period from the date hereof to the Second Batch Price Payment Date; and (3) no event or circumstance which have had or will have an material adverse effect has occurred during the period from the Benchmark Date to the Second Batch Price Payment Date.

Article 5     Second Batch Price Post Obligations

5.1
Following the Second Batch Price Payment Date, the Transferors shall and shall promote the Company to, as soon as possible, prepare such documents and materials and go through such formalities as are necessary for handling change registration with the AIC, and shall file an application for registering the change in the Company to the AIC within three (3) Working Days of the Second Batch Price Payment Date.

5.2
Following the Second Batch Price Payment Date, the Transferors will perform on a continuous basis their obligations specified in the Disposal Plan and the Time Schedule under Article 4.1 (j), and shall procure the fulfillment of the Disposal Plan in line with the Time Schedule, unless the Parties modify the Disposal Plan and the Time Schedule through consultations.

5.3	Following the Second Batch Price Payment Date, the Transferors shall, at the request of the Transferee and the Company, assist the Company to complete the following formalities:

(a)	obtain the approval on check and acceptance of environmental protection facilities of the Completed Projects and complete emission declaration, if applicable;

(b)	obtain the approval on check and acceptance of safety facilities of the Completed Projects;

(c)	register the lease agreements for the Leased Properties with the relevant house lease administrative department for filing.

5.4
Following the Price Pay-off Date, the Transferors shall, at the request of the Transferee and the Company, assist the Company to go through the formalities of change registration of relevant certificates and licenses necessary for the operation of the Company.

Article 6     Representations and Warranties

6.1	Each Party hereby represents and warrants to the other Parties, that:

(a)	it has full power and authority (including necessary government approvals and internal approvals) to execute and perform this Agreement;

(b)
the execution, delivery and performance of this Agreement to which it is a party will not violate in any way its business license, certificate of incorporation, corporate constitutional documents, or any applicable laws, authorizations or approvals, or any provisions of any contractual arrangements to which it is a party or is otherwise bound;

(c)	its representative has been fully authorized to sign this Agreement on its behalf;

(d)
no lawsuit, arbitration or other legal or government proceedings undisclosed is subsisting or pending, or to the best of such Party’s knowledge, threatened in writing or affecting the performance of its obligations hereunder; and

(e)	it shall execute all documents and take all actions necessary to effect the Share Transfer.

6.2
In addition to the representations and warranties made jointly and severally under Appendix 2 hereto, each of the Transferors further represents and warrants jointly and severally to the Transferee that:

(a)	it is the sole legal owner of the entire Shares held by it;

(b)	the Shares are free and clear of any Encumbrance, preemptive right, right of first refusal or other third party option or other right;

(c)
there is no indebtedness owing to the Company by it, or director of the Company or other then existing affiliates of the Company as at the date of this Agreement and the Second Batch Price Payment Date;

(d)	no event or circumstance which has or is likely to have a material adverse effect subsist as at the date of this Agreement and the Second Batch Price Payment Date;

(e)
all information, documents, materials relating to the operation of the Company, including without limitation contingent liabilities, have been provided to the Transferee or the Transferee’s agent without any concealment or material omission.

6.3
Each of the Transferors hereby undertakes to notify and procure the Company to notify the Transferee upon becoming aware of any event which may cause any of the representations and warranties to be incorrect, misleading or breached or which may have an adverse effect on the assets or liabilities of the Company, and, until the Price Pay-off Date, to keep the Transferee updated on a continuous basis for any information.

6.4
Each of the representations and warranties shall be construed as a separate and independent representation and warranty and shall not be limited or restricted by the terms of any other representations and warranties.

6.5
The representations and warranties made by the Parties shall be deemed to be made as at the date hereof and the Second Batch Price Payment Date, and all the representations and warranties and all the covenants and obligations of the Parties will survive one (1) years of the Price Pay-off Date.

Article 7     Indemnification

7.1	The Transferors hereby agree to jointly and severally compensate for the losses suffered by the Transferee arising directly in connection with or from:

(a)	the breach of any representation and warranty made by them herein within the valid term of the representations and warranties;;

(b)	the breach of any undertaking or obligations contained herein;

(c)
within one (1) year after the Price Pay-off Date, the making by any governmental department or competent authority of a punitive decision in respect of the Company due to any violation by the Company of the application laws committed prior to the Second Batch Price Payment Date; or

(d)
within one (1) year after the Price Pay-off Date, any losses incurred or arising from any claim or cause of action of any third party due to any action, inaction, event, liability or obligation of the Transferors occurring or existing prior to the Price Pay-off Date, with the exception of such action, inaction, event, liability or obligation that has been fully disclosed to the Transferee by the Transferors and has been accepted by the Transferee prior to the Second Batch Price Payment Date, and such disclosed and accepted action, inaction, event, liability or obligation shall not constitute a breach of the obligations hereof.

7.2
If the Transferee is aware of any circumstance specified herein under which it may suffer losses, it shall notify the Transferors immediately and reasonably provide the Transferee with an opportunity to fully defend itself and mitigate the losses, and the Transferors shall fully cooperate with the Transferee to minimize the possible losses by legal and effective means. With respect to disputes, controversies, lawsuits, actions and proceedings relating to the losses, the Transferee shall not waive or omit the exercise of any of its rights in any forms against third parties without the prior written consent of the Transferors. The Transferors are not required to be liable for the magnification of losses resulting from the omission by the Party suffering losses of exercise of its rights or of waiver of its rights. Where the Transferor is remiss of cooperation, thereby the losses are not effectively recovered, the Transferor shall jointly assume the losses suffered by the Transferee.

7.3	The provisions of Article 7 hereto shall not preclude any other rights available to the Transferee under this Agreement or applicable laws or the Transferee’s right to seek any other remedies.

Article 8     Termination

8.1	This Agreement may be terminated under any of the following circumstances:

8.1.1	by the parties by agreement;

8.1.2	by the parties pursuant to Article 3.4 hereof;

8.1.3
by the Transferors if the Transferee fails to pay the Second Batch within thirty (30) days of the date when all the Conditions Precedent specified in Article 4 hereof are satisfied or deemed to be satisfied or waived, unless the Parties unanimously agree in writing to extend the time limit for payment of the Second Batch Price; or

8.1.4
by the Transferors (in case of breach by the Transferee) or the Transferee (in case of breach by the Transferors) if the Transferee or the Transferors materially breach the representations and warranties or its other obligations hereunder, which have material adverse effects, and the Transferee or the Transferors fail to remedy such breach to the satisfaction of the Transferors (in case of breach by the Transferee) or the Transferee (in case of breach by the Transferors) within thirty (30) days of its receipt a relevant written notice.

8.2
Upon the termination of this Agreement, if the Transferee has paid part or whole of the Share Transfer Price to the Transferors, such Share Transfer Price shall be returned to the Transferee pursuant to this Agreement, provided however that the Transferee has committed a breach of this Agreement; if the AIC has registered the Shares under the name of the Transferee, the Company and the Transferee shall apply to the Approval Authority for approval of share change, and after such approval of the Approval authority for share change is issued, the formalities of change registration with the AIC shall be gone through immediately to re-register the Shares under the name of the Transferors ..

8.3
If the provisions of this Article 8 are terminated, this Agreement other than Articles 9 and 13 shall become invalid. Unless otherwise agreed by the Parties, the termination of this Agreement shall not hinder the exercise and performance of the rights and obligations of the Parties accrued prior to such termination.

Article 9     Confidentiality

9.1
The Parties shall use all their reasonable efforts to keep, and shall ensure that their respective affiliates and senior officers, employees, agents, banks, accountants, legal advisors and other relevant personnel will keep the following information (the “Confidential Information”) confidential:

9.1.1	All information relating to the Share Transfer, including without limitation this Agreement and the progress of the Share Transfer;

9.1.2
Any information (in oral or in writing or in other forms) for which any Party has taken protective measures, or which has been designated to be of confidential nature, or the ownership of which belongs to any Party; and

9.1.3	Relevant information on the other Parties that a Party may receive as a result of its participating in the Share Transfer.

9.2	No Party may disclose the Confidential Information to any third party without the prior written consent of the other Parties.

9.3	The Confidential Information shall not include the following information:

9.3.1	which is or becomes available to the public through no breach of the confidentiality obligation; and

9.3.2	which is development independently or received legally without breaching the confidentiality obligation.

9.4
If a Party is required to disclose the Confidential Information by the applicable laws or by binding judgments, orders or demands of competent courts, any governmental authorities, agencies or regulatory authorities or any other authorities having jurisdiction, such Party shall not be deemed to have breached the confidentiality obligation specified in this article, provided that such Party shall give a prior written notice to the other Parties and shall consult with the other Parties for the purpose of avoiding or mitigating the losses of the other Parties due to such disclosure.

Article 10     Amendment and Waiver

10.1	Any amendment to this Agreement shall become effective after it is signed by the Parties in writing and approved by the Approval Authority.

10.2
Any waiver of the provisions hereof and rights and obligations shall become effective after it is signed by the waiving Party in writing and on the date when it is approved by the Approval Authority if such approval of the Approval Authority is required.

Article 11     Assignment

11.1	No Party may assign or transfer any of its rights or obligations hereunder and any attempted transfer or assignment shall be null and void.

Article 12     Expenses

12.1
Each Party shall bear its own expenses incurred in connection with the preparation, negotiation, consultation and execution of this Agreement and all related matters, including without limitation legal service fee, financial audit fee, organizational structure change cost, and expense of negotiation, consultation and execution of this Agreement. The detailed provisions are as follows:

12.1.1	The Transferee shall bear the legal fee and financial audit fee paid by the Transferee relating to the Share Transfer;

12.1.2
Unless otherwise specified herein, each Party shall bear all the stamp duty, income tax and any other taxes on net profits arising from the execution, delivery and performance of this Agreement, in each case, payable by it.

Article 13       Governing Law and Dispute Resolution

13.1	The validity, interpretation, performance of and resolution of disputes in connection with this Agreement shall be governed by the PRC Laws.

13.2
Any dispute or claim arising from or in connection with this Agreement or any matter relating to the breach, termination or invalidity of this Agreement (including disputes over the validity of this Agreement or this article) shall be resolved by the Parties through friendly consultation.

13.3
If the Parties fail to resolve a dispute through consultation and mediation within thirty (30) days of the issuance by a Party to the other Parties of a notice confirming the occurrence of the dispute, such dispute shall be submitted to China International Economic and Trade Arbitration Commission (“CIETA”) for arbitration in Shanghai in accordance with its arbitration rules.

13.4
Arbitration pursuant to this Article 13 shall be conducted by an arbitration panel consisting of three (3) arbitrators, one of whom shall be appointed by the Transferors jointly, one shall be appointed by the Transferee, where the Transferors fail to appoint an arbitrator within thirty (30) days, the CIETA shall appoint an arbitrator for the Transferors. The chief  arbitrator shall be elected in accordance with the arbitration rules then in force. The arbitration shall be conducted in Chinese.

13.5
The arbitral award shall be binding upon the Parties and the Parties agree to be bound by and comply with the arbitral award. The court or other judicial authorities having jurisdiction over the Party against with the arbitral award is rendered or the assets of such Party may enforce the arbitral award. Unless otherwise specified in the arbitral award, the arbitration expense and the enforcement fee of the arbitral award shall be borne by the losing Party.

Article 14       Notices

14.1
All notices, demands, requests, waivers, consents, approvals or other communications (the “Notices” collectively) shall be in writing with a copy kept by the delivering Party, shall be signed by the legal or authorized representative of the delivering Party, and shall be delivered to the following addresses or facsimile numbers or such other addresses or facsimile numbers as may be notified:

To: China Electric Equipment Group Co., Ltd.

Address: 6 Shuige Road, Jiangning Economic and Technical Development Zone, Nanjing
Facsimile:
Attn:

To: Sundex Holdings Limited

Address: Unit 1411, 14F, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowllon.
Facsimile:
Attn:

To: China Sunergy (Nanjing) Co., Ltd.

Address: 123 Focheng West Road, Jiangning Economic and Technical Development Zone, Nanjing
Facsimile:
Attn:

14.2
Any notice given by any Party shall be correctly addressed. Unless otherwise specified herein, a notice may be sent by hand delivery, airmail, facsimile or recognized courier service. If a notice is sent by hand delivery or recognized courier service, it shall be deemed to be served even if the addressee refuses to sign in. Any notice correctly addressed shall be deemed to have been duly served under the following circumstances:

14.2.1
at the time it is sent to the mailing address of the addressee and signed in by or on behalf of the addressee (with the exception of the addressee refuses to sign in)if by hand delivery (including by recognized courier service);

14.2.2	seven (7) Working Days after the date of posting if by airmail;

14.2.3	at the time the transmission confirmation report is received if by facsimile.

14.3
Any Party may change each item of its contact information specified herein, provided that a formal notice shall be given to the other Parties. The new contact information stated in the foregoing notice shall become effective on the date specified below:

14.3.1	an effectiveness date specified in the notice; or

14.3.2	ten (10) days after the giving of the notice if no effectiveness date is specified therein or the effectiveness date specified in the notice is less than ten (10) days from the date of giving thereof.

Article 15      Signing and Effectiveness

15.1	This Agreement shall take effect after it is executed by the representative representatives of the Parties and approved by the Approval Authority.

Article 16      Miscellaneous

16.1	This Agreement shall be binding upon the successors of the Parties. The successors of the Parties shall be entitled to the rights, interests, obligations and liabilities of the Parties hereunder.

16.2
No failure to exercise or delay in exercising any right or remedy hereunder by any Party shall be deemed as a waiver thereof, nor any single or partial exercise of any right or remedy hereunder shall hinder the further exercise or other exercise thereof or the exercise of other rights or remedies. The rights and remedies specified herein shall be in addition to other rights or remedies available under the applicable laws, unless otherwise specified by the applicable laws or unless the Parties have provided restrictions on such rights and remedies.

16.3
This Agreement will supersede and preclude all agreements and arrangements among the Parties (or by any Party) with respect to any matter hereunder, and such agreements and arrangements, if any, shall become invalid on the date of this Agreement.

16.4
If any provision of this Agreement is deemed (or becomes) illegal, invalid or unenforceable in any aspect, the validity and enforceability of the other provisions hereof shall not be affected or impaired.

Article 17      Headings

17.1	Headings of articles are inserted for convenience of reference and shall not affect the meaning and interpretation of any provision of this Agreement.

Article 18      Entire Agreement and Language

18.1	This Agreement and the Appendices hereto shall constitute the entire agreement of the Parties with respect to the subject matter hereof.

18.2	This Agreement may be executed in any number of counterparts in English and Chinese languages. In case of any discrepancy, the Chinese version of this Agreement shall prevail.

The Parties have caused their respective authorized representatives to execute this Agreement as of the date first written above.

(Signature page)

This Agreement is signed on the date addressed on the first page of this Agreement

Transferors:

China Electric Equipment Group Co., Ltd. /s/

Name: /s/ Lu Tingxiu

Title:

Sundex Holdings Limited /s/

Name: /s/ Sun Ronggui

Title:

Transferee:

China Sunergy (Nanjing) Co., Ltd. /s/

Name: /s/ Siegfried Yi Chou Hsu

Title:

Appendix 1: Basic Information of the Company

Name	CEEG (Shanghai) Solar Science & Technology Co., Ltd.
Registration No.	310000400516734
Registered Address:	Building 2, 68 Gangde Road, Xiaokunshan Town, Songjiang District, Shanghai
Date of Establishment	June 4, 2007
Name of Company	Limited liability company (with investment from mainland and Taiwan, Hong Kong or Macao)
Legal Representative	Cai Zhifang
Registered Capital	USD7,000,000
Paid-in Capital	USD7,000,000
Scope of Business
R&D, design, production and processing of solar cell module, construction and operation of solar power station, sale of self-produced products, and provision of after-sale services (the business shall be run after the issuance of an administrative permit is such permit is needed)

Status of Shareholding	China Electric Equipment Group Co., Ltd. holds 75% shares and Sundex Holdings Limited holds 25% shares

Appendix 2: Representations and Warranties of the Transferors and the Company

Subject to the disclosed matters, the Transferors and the Company irrevocably and unconditionally, jointly and severally, represent and warrant and undertake to the Transferee that all representations, warranties and statements of fact set out in this Appendix 2 or otherwise contained in this Agreement are and will be true, complete and accurate in all material respects as at the time they are made as specified in Article 6.5 of the Agreement as well as within the period of validity.

1.
Organization and Authorization: The Company is a corporation duly organized, validly existing and in good standing under the laws of the PRC.  The Transferors have all requisite power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Share Transfer contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Transferors and constitutes the legal, valid and binding obligations of the Transferors enforceable against the Transferors in accordance with its terms.

2.
Authority and Qualification of the Company: The Company has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as it has been and is currently conducted. The Company are duly licensed or qualified to do the Business.  The Business constitutes all of the business conducted by the Company as of the Price Pay-off Date.  All corporate actions taken by the Company a have been duly authorized.

3.	Investment by the Company: The Company does not hold or control, directly or indirectly, any shares or interests in any other firms, partnerships, trusts, association or other entities.

4.
Capitalization: The Transferors have contributed their respective shares of the registered capital of the Company in full, consistent with the requirements of the PRC Laws and the terms of the articles of association.  The Company, when established, has been granted the required approvals from competent regulatory authorities.  A qualified Chinese accountant has verified the Transferors’ capital contribution to the Company and has issued a valid capital verification report, the content of which was and is accurate.

5.
Corporate Books and Records: The copies of its articles of association of the Company which were provided to the Transferee are accurate and complete in all respects and have attached to the copy of the articles of association copies of all resolutions and agreements which are required to be so attached.  The minute books of the Company contain accurate records of all meetings and accurately reflect all other actions taken by the shareholders and the board of directors of the Company.

6.
Financial Information: The Company does not provide any guarantees for any third parties. The audited balance sheets of the Company present fairly the financial condition and results of the Company and do not contain any material omissions or misleading information.

7.
Litigation: Except the disclosed matters, there is no existing or potential dispute or actions which will have a material adverse effect, pending before any governmental authority or threatened in writing to be brought by or before any governmental authority, by or against the Company, the Transferors or relating to the Business or affecting any of the assets or properties of the Business.  Neither the Company or the Transferors, nor any of its assets or properties is subject to any pending or threatened in writing governmental order that could affect the legality, validity or enforceability of this Agreement, or the consummation of the Share Transfer.

8.	Compliance with Laws:

(a)
The Company has conducted and will continue to conduct the Business in accordance with all laws, including the governmental approvals applicable to the Company, or any of its properties or assets or the Business, and the Company is not in violation of any such laws or governmental approvals.

(b)	No equipment or technology used by the Company is in material breach of the relevant state policies regarding the development of the Business in the PRC.

9.
Taxes: (i) all returns and reports in respect of taxes required to be filed with respect to the Company have been filed in a timely manner; (ii) all taxes required to be shown on such returns and reports or otherwise due have been paid in a timely manner; (iii) all such returns and reports are true, accurate and complete in all material respects; (iv) no adjustment relating to such returns has been proposed formally or informally by any tax authority and no basis exists for any such adjustment; (v) there are no pending or threatened actions or proceedings for the assessment or collection of taxes against the Company. The accruals and reserves for Taxes reflected in Financial Statements are adequate to cover all Taxes required to be accrued through such date (including interest and penalties, if any, thereon) in accordance with accounting rules.

10.	Environmental, Health, Security and Other Permits and Licenses:

(a)
Except the disclosed matters, prior to the date of this Agreement, there are no environmental claims pending or threatened in writing against the Company or the real property, and there are no circumstances that can reasonably be expected to form any such environmental claim. As from the date of this Agreement, there are no environmental claims which will result in material adverse effect pending or threatened in writing against the Company or the real property, and there are no circumstances that can reasonably be expected to form any such environmental claim which will result in material adverse effect.

(b)
During the period from the date hereof to the Price Pay-off Date, the Transferors will advise the Transferee promptly if it acquires knowledge that: (i) any event that is reportable by the Company under the environmental laws has occurred on, under, around or above any of the real property, including any event that had occurred prior to the date hereof but has not been reported; (ii) there has occurred any violation by the Company of any environmental law or there are circumstances existing giving rise to a liability under environmental law in respect of real property including any that had occurred prior to the date hereof; (iii) the Company has received any written communication from any governmental authority or the affected Party to the effect that real property is not in compliance with or has a liability under any environmental law, including any written communication or information of non-compliance that it received prior to the date hereof; (iv) the Company’s records relating to compliance with environmental laws are not complete and correct in all material respects; and (v) the Company has received or been threatened, in writing, with any litigation or claim under any environmental law that is material in relation to the Business or that, if successful, would reasonably be expected to have a material adverse effect including any that was received prior to the date hereof.

(c)
Except the disclosed matters, with respect to fire protection, production safety, health of the employees, and the use and storage of the hazardous materials and the necessary disposal facilities in relation thereto, all the required licenses, permits and approvals have been obtained by the Company, and all the examination and acceptance procedures have been processed by the competent governmental authorities and successfully consummated without any penalty or damage incurred or any governmental order issued requiring the correction or amelioration by the Company.

11.	Intellectual Property:

(a)
The Company is the exclusive owner of the entire and unencumbered right, title and interest in and to the intellectual property, and the Company has a valid right to use the intellectual property in the ordinary course of the Business as presently conducted or as contemplated to be conducted.  Except the licenses in, the intellectual property includes all of the intellectual property used in the ordinary day-to-day conduct of the Business, and there are no other items of intellectual property that are material to the ordinary day-to-day conduct of the Business.  The intellectual property is subsisting, valid and enforceable, and has not been adjudged invalid or unenforceable in whole or part.  All application, filing, registration, renewal and other fees for the intellectual property have been paid.  The Company has taken all actions necessary to maintain its intellectual property.  No compulsory licenses, licenses of right or anything similar have been, or are likely to be, granted with respect to the intellectual property.

(b)
The operation of the Business as currently conducted or as contemplated to be conducted and the use of the intellectual property in connection therewith do not conflict with, infringe, misappropriate or otherwise violate the intellectual property or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party, and no actions or claims are pending or threatened in writing against the Company alleging any of the foregoing.  No intellectual property is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such intellectual property or that would impair the validity or enforceability of such intellectual property.  No actions or claims have been asserted or are pending or threatened in writing against the Company (i) based upon or challenging or seeking to deny or restrict the use by the Company of any of the intellectual property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company infringe or misappropriate any intellectual property right of any third party.  To the best knowledge of the Transferors, no person is engaging in any activity that infringes the intellectual property.  The consummation of the Share Transfer will not result in the termination or impairment of any of the intellectual property.

(c)
The Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of the trade secrets and other confidential intellectual property used in connection with the Business.  Except the disclosed matters, (i) there has been no misappropriation of any trade secrets or other confidential intellectual property used in connection with the Business by any person; (ii) none of the operations of the Company involves the unauthorized use of confidential information disclosed in circumstances which might entitle a third party to make a claim against the Company; (iii) the Company has not misappropriated any trade secrets of any other person; (iv) no employee, independent contractor or agent of the Company is in default or breach of any term of any employment contract, nondisclosure contract, assignment of invention contract or similar contract or contract relating in any way to the protection, ownership, development, use or transfer of intellectual property; and (v) except for agreements entered into in the ordinary course of business, the Company is not subject to any obligation which restricts the free use or disclosure of confidential information used by the Company in respect of the intellectual property and licenses in.

(d)
The Company owns, or has licensed thereby, all intellectual property which is necessary, required or desirable to carry on the Business as it is presently carried on, and in accordance with the current documented plans of the Company for the Business.

12.	Assets:

(a)	Except the disclosed matters, the Company has not owned, used or otherwise possessed any assets.

(b)
Except the disclosed matters, the Company owns, leases or has the legal right to use all its assets, and with respect to contract rights, the Company is a party to and enjoys the right to the benefits of all contracts, agreements and other arrangements used or intended to be used by the Company relating to the conduct of the Business.  The Company has good and marketable title to, or, in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all the assets, free and clear of all Encumbrances.

(c)
The Company has caused the assets to be maintained in accordance with good business practice, and all the assets are in good operating condition and repair and are suitable for the purposes for which they are used and intended, including the Business.  No maintenance or other capital investment with respect to the assets has been deferred.

(d)
Following the consummation of the Share Transfer, the Company will continue to own, with good, valid and marketable title, or lease, under valid and subsisting leases, the assets free and clear of any mortgage, pledge, lien or other encumbrances, and without incurring any penalty or other adverse consequence.

13.
Employee and Labor Matters: All directors, senior officers, management employees, and technical and professional employees of the Company are under obligation to the Company to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment. Except the disclosed matters, there are no controversies which will result in a material adverse effect, slowdowns or work stoppages, pending or threatened in writing against the Company and any of their respective employees, and the Company has not experienced any controversies which will result in a material adverse effect, slowdown or work stoppage since its establishment.

14.
Social Insurance Matters: Except the disclosed matters, the Company has complied with all applicable laws relating to Social Insurance, including without limitation, pension, medical insurance, work-related injury insurance, maternity and unemployment insurance.  All contributions required to be made by the Company with respect to any Social Insurance payment have been made on or before their due dates.  All such contributions required to be made by any employees of the Company with respect to any Social Insurance payment have been fully deducted and paid to the relevant governmental authorities on or before their due dates, and no such deductions have been challenged or disallowed by any governmental authority or any employees of the Company.  .

15.
Insurance: Except the disclosed matters, all assets, properties and risks of the Company are covered by valid, currently effective insurance policies or binders of insurance issued in favor of the Company with PICC Property and Casualty Company Limited and Ping An Property & Casualty Insurance Company of China, Ltd., in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Company.

16.	Full Disclosure:

(a)
The Transferors are not aware of any facts pertaining to the Company or the Business which could have a material adverse effect and which have not been disclosed in this Agreement or the financial statements.

(b)
No representation or warranty of the Transferors in this Agreement, nor any statement or certificate furnished or to be furnished to the Transferee pursuant to this Agreement, or in connection with the Share Transfer, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein not misleading.